American Fiber Green Products, Inc.

4209 Raleigh Street

Tampa, Florida 33619

October 9, 2012

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE: American Fiber Green Products, Inc.

Form 10 K for the year ended 12/31/2011

Filed April 11, 2012

Form10-Q for the period ended March 31, 2012

Filed May 23, 2012

File No. 28978

Dear Mr. Greene and Mr. Decker,

American Fiber Green Products, Inc. is in receipt of your correspondence of September 12, 2012 requesting amendment of filings for periods ending December 31, 2011 (10-K) and for period ending March 31, 2012 (10Q) in order to correct non financial data.

We will file our response before close of business on October 15, 2012.

Thank you for your patience in this matter.

Sincerely,

/s/ Daniel L. Hefner